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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *The Hina Group, Inc.*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__27660 Central Dr.__
                                    (No. and Street)

__Los Altos Hills__   __CA__   __94022__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Eric Clow   650 949-4914__
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Wang Accountancy Corporation__
                (Name – *if individual, state last, first, middle name*)

__28 North 1st St. #900__   __San Jose__   __CA__   __95113__
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Eric Clow_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _The Hina Group, Inc._, as of _December 31_, 20 _18_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Signature

CEO

Title

Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of

Santa Clara

Subscribed and sworn to (or affirmed) before me on this _2_ **day of** _Feb_ **, 20** _19_ **by**

Eric Demey Clow,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

(Seal)

THE HINA GROUP, INC.
(SEC I.D. No. 8-66091)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Year Ended December 31, 2018

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(Wholly Owened Subsidiary of Hina Group Holding)
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Hina Group, Inc.
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The Hina Group Inc. (the "Company", a wholly-owned subsidiary of Hina Group Holdings) as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes to the financial statements and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 and Note 5 to the financial statements, results of the Company may not be indicative of those of a stand alone entity, as the Company is a controlled subsidiary. Our opinion is not modified with respect to this matter.

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688   Fax: (408) 998-1689

Report on Supplemental Schedules

The Schedule of General and Administrative Expenses, Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wang Accountancy Corp.

San Jose, California

We have served as the Company's auditor since the year 2004

San Jose, CA
February 25, 2019

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Balance Sheet

At December 31,		2018
ASSETS		
Current assets		
Cash	$	114,527
Accounts receivable - related party		676,997
Prepaid federal tax		2,286
Total current assets		793,810
Total assets	$	793,810

At December 31,		2018

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	2,408
Credit card payable		829
Payroll and payroll tax payable		1,225
Total current liabilities		4,462
Total liabilities		4,462
Stockholders' equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		168,119
Retained earnings		471,229
Total stockholders' equity		789,348
Total liabilities and stockholders' equity	$	793,810

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2018
Revenue - related party	$	135,468
Total revenue		135,468
Less: general and administrative expenses <see schedule>		130,238
Income before provision for income taxes		5,229
Income tax expenses		1,336
Net income	$	3,893

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Changes in Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2017	150,000 $	150,000	$ 168,119 $	467,336	$ 785,455
Net income				3,893	3,893
Balance - December 31, 2018	150,000 $	150,000	$ 168,119 $	471,229	$ 789,348

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Cash Flows

For the year ended December 31,		2018
Cash flows from operating activities:		
Net income	$	3,893
Adjustments to reconcile net income		
to net cash used by operating activities		
Change in accounts receivable		14,532
Change in prepaid federal tax		534
Change in credit card payable		(470)
Change in accounts payable		1,029
Change in payroll liabilities		20
Total adjustment		15,645
Net cash provided (used) by operating activities		19,538
Cash flows from investing activities:		
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Net cash provided (used) by financing activities		-
Net change in cash and cash equivalents		19,538
Cash and cash equivalents at beginning of year		94,987
Cash and cash equivalents at end of year	$	114,525
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income tax	$	1,336

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2018

Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in China and the United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, Cayman Islands.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturity.

Income Taxes:

Income taxes are prepared on accrual basis. The Company does not record deferred tax asset or liability since there are no assets or liabilities that create the timing differences.

Revenue Recognition:

Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill its parent for all costs plus a four and half percent (4.5%) profit margin, where the 4.5% is based on total current expenses.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2018

NOTE 2 – Cash

Cash consists of the following:

At December 31,		2018
Cash in bank	$	114,527
Cash	$	114,527

NOTE 3 – Accounts Receivable - Related Party

At December 31,		2018
Accounts receivable	$	676,997

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2018
Current		
Federal	$	534
State		800
Total current income tax	$	1,334

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	Relationship
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2018
Accounts receivable - Hina Group Holdings	$	676,997

For the year ended December 31,		2018
Revenue from Hina Group Holdings	$	135,468

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2018

NOTE 6 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained age of twenty-one. There is no contribution made by the Company for the year ended December 31, 2018.

NOTE 7 – Operating Leases

The Company entered into a virtual office agreement for $134/month (month-to-month) with Regus Management Group, LLC since 1/1/ 2017.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $111,149 which was $106,149 in excess of its net capital requirements of $5,000.

NOTE 9 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2018, the Company did not have bank balance in excess of FDIC guarantee.

NOTE 10 – Concentration of revenue

In 2018, Hina Group Holdings accounted for 100% the total revenue.

NOTE 11 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluated subsequent events after the financial statements dated December 31, 2018 through February 25, 2019, which was the date the financial statements were available to be issued and determined there were no other items to be disclosed.

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2018
Bank charges	$	584
Dues and subscriptions		1,748
Insurance		3,596
Licenses and permits		3,040
Payroll service		987
Payroll tax		5,539
Professional fees		24,591
Tax		1,336
Postage and delivery		1,182
Rent		1,253
Salaries and wages		66,000
Telephone		20,852
Micellenous expense		866
Total operating expenses	$	131,574

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

	December 31, 2018
Net Capital	
Total shareholders' equity	$ 789,348
Add: subordinated borrowings allowable for net capital	-
Total capital and allowable subordinated borrowings	789,348
Deductions and/or charges	
Nonallowable assets:	
Receivable (related party)	676,997
Other receivable	-
Prepaid expense	1,203
	678,200
Net capital before haircuts on securities positions	111,149
Haircuts:	-
Net capital	$ 111,149
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 4,462
Total aggregate indebtedness	$ 4,462
Computation of Basic Net Capital Requirement	
Minimum net capital under rule 15c3-1(a)(1)(i)	297
Minimum net capital under rule 15c3-1(a)(2)(vi)	5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(vi))	5,000
Excess Net Capital	106,149
Excess Net Capital less greater of 10% indebtednedd or 120% of minimum dollar net capital requirement	105,149
Ratio: Aggregate Indebtedness to Net Capital	4.01%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2018

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2018

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2018

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14*******2812******************MIXED AADC 220
66091   FINRA    DEC
THE HINA GROUP INC
27660 CENTRAL DR
LOS ALTOS HILLS, CA 94022-4291
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _**203.20**_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_**77.96**_

      **July 5 2019**
      Date Paid

   C. Less prior overpayment applied   (_**—**_

   D. Assessment balance due or (overpayment)   _**125.24**_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _**125.24**_

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐
      Total (must be same as F above) $ _**125.24**_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Hina Group Inc.
(Name of Corporation, Partnership or other organization)

Eric Chow
(Authorized Signature)

Dated the _5th_ day of _February_, 20_19_.   _CFO_
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. **Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ Q4 66915
Q3 16577
83492
SIPC6 51976
$ 135468

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

0

2d. SIPC Net Operating Revenues

$ 135468

2e. General Assessment @ .0015

$ 203.20

(to page 1, line 2.A.)

2

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Hina Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which The Hina Group, Inc. identified the following provisions of 17 C.F.R. Rule 15c3-3(k) under which The Hina Group, Inc. claimed an exemption from 17 C.F.R. Rule § 240.15c3-3: (2)(i) (the "exemption provisions") and The Hina Group, Inc. stated that The Hina Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Hina Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Hina Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wang Accountancy Corp.
San Jose, California
February 25, 2019



Securities and Exchange Commission
100 F Street, NE
Washington. D.C. 20549

To whom it may concern:

Hina Group, Inc. claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2018 to December 31, 2018. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Best Regards,

Eric Clow, FINOP
Hina Group, Inc.

YW
3/2/19